UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-31221

Total number of pages: 72

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 29, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the nine months ended December 31, 2014
2.	Results for the first nine months of the fiscal year ending March 31, 2015

Earnings Release	January 29, 2015
For the Nine Months Ended December 31, 2014	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 6, 2015
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2014 (April 1, 2014 - December 31, 2014)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2014	3,326,780	(1.1)%	587,140	(14.7)%	594,976	(15.4)%	381,851	(11.2)%
Nine months ended December 31, 2013	3,363,564	(0.2)%	688,661	(1.9)%	703,555	0.6%	430,175	3.3%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the nine months ended December 31, 2014:	399,817 million yen	(15.0)%
		For the nine months ended December 31, 2013:	470,396 million yen	7.3%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2014	93.58 (yen)	—
Nine months ended December 31, 2013	103.74 (yen)	—

(Note)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
December 31, 2014	7,179,850	5,464,168	5,430,126	75.6%	1,381.19 (yen)
March 31, 2014	7,508,030	5,678,644	5,643,366	75.2%	1,360.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2014	—	3,000.00	—	30.00	—
Year ending March 31, 2015	—	30.00	—
Year ending March 31, 2015 (Forecasts)				35.00	65.00

(Note 1)	Revisions to the forecasts of dividends: No
(Note 2)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Cash Dividends per Share” as of the end of the second quarter of the year ended March 31, 2014, was calculated before the stock split.

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2015 (April 1, 2014 - March 31, 2015)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2015	4,400,000	(1.4)%	630,000	(23.1)%	639,000	(23.3)%	420,000	(9.6)%	104.45 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)	Revisions to the forecasts of consolidated financial results: No

*	Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the nine months ended December 31, 2014 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of December 31, 2014:	4,365,000,000 shares
	As of March 31, 2014:	4,365,000,000 shares

ii. Number of treasury stock:	As of December 31, 2014:	433,516,095 shares
	As of March 31, 2014:	218,239,900 shares

iii. Number of weighted average common shares outstanding:	For the nine months ended December 31, 2014: For the nine months ended December 31, 2013:	4,080,645,681 shares 4,146,760,100 shares

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Number of issued shares (common stock)” are disclosed on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

*	Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

*	Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2015, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2015” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 25, contained in the attachment.

2. Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2015 are based on the assumption that DOCOMO will repurchase up to 320 million shares for an amount in total not to exceed ¥500,000 million, as resolved at the board of directors’ meeting held on April 25, 2014.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Nine Months Ended December 31, 2014

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

In the mobile telecommunications market, besides the intense competition that we engage in with other Japanese telecommunications carriers due to active movement of subscribers using the Mobile Number Portability (MNP) system, we are also facing competition with new players offering a wide variety of Internet-based services that transcend the scope of traditional telecommunications businesses.

In this new competitive landscape, we have laid out our medium-term growth plan: “Medium-Term Vision 2015: Shaping a Smart Life,” and have implemented measures that are aimed to deliver greater levels of safety/security, convenience and comfort to the everyday lives and businesses of our users.

For the fiscal year ending March 31, 2015, we are addressing the challenge of establishing a new path to growth by reinforcing our comprehensive strengths in the four key areas of “billing plans/sales channel” through the penetration of a new billing scheme, “devices (handsets),” “network” and “services,” with the goal of being chosen by a greater number of customers and garnering their usage over a long period of time. As a result of our continuing efforts to reinforce our comprehensive strengths, we are highly valued by our customers, and we received the No.1 ranking in the customer satisfaction survey of an external research organization.

During the nine months ended December 31, 2014, the total subscriptions of a new billing plan “Kake-hodai & Pake-aeru,” launched in June 2014, grew steadily to 13.54 million as of December 31, 2014. We also strived to expand new business revenues, strengthening measures to increase the user base and boost the usage of high-priority services such as “dvideo,” “dhits,” “dmagazine” and “danime store.”

Operating revenues from Mobile communications services for the nine months ended December 31, 2014, decreased by ¥159.0 billion from the same period of the previous fiscal year due mainly to the impact of penetration of the “Monthly Support” discount program and our new billing plan “Kake-hodai & Pake-aeru,” launched in June 2014. On the other hand, operating revenues from Equipment sales increased by ¥55.4 billion from the same period of the previous fiscal year, mainly as a result of an increase in the number of smartphones sold, and Other operating revenues increased by ¥66.8 billion from the same period of the previous fiscal year, mainly as a result of growing revenues from various services including “dmarket.” Consequently, Total operating revenues decreased by ¥36.8 billion from the same period of the previous fiscal year to ¥3,326.8 billion.

Operating expenses increased by ¥64.7 billion from the same period of the previous fiscal year to ¥2,739.6 billion due mainly to an increase in cost of equipment sold and other revenue-linked expenses, despite our promotion of cost reduction by accelerating our structural reform program.

As a result, Operating income decreased by ¥101.5 billion from the same period of the previous fiscal year to ¥587.1 billion for the nine months ended December 31, 2014.

Income before income taxes and equity in net income (losses) of affiliates was ¥595.0 billion, and Net income attributable to NTT DOCOMO, INC. decreased by ¥48.3 billion from the same period of the previous fiscal year to ¥381.9 billion for the nine months ended December 31, 2014.

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

Consolidated results of operations for the nine months ended December 31, 2013 and 2014 were as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Operating revenues	¥3,363.6	¥3,326.8	¥(36.8)	(1.1)%
Operating expenses	2,674.9	2,739.6	64.7	2.4

Operating income	688.7	587.1	(101.5)	(14.7)
Other income (expense)	14.9	7.8	(7.1)	(47.4)

Income before income taxes and equity in net income (losses) of affiliates	703.6	595.0	(108.6)	(15.4)
Income taxes	265.5	209.0	(56.5)	(21.3)

Income before equity in net income (losses) of affiliates	438.0	386.0	(52.1)	(11.9)
Equity in net income (losses) of affiliates	(12.8)	(4.6)	8.2	64.1

Net income	425.2	381.4	(43.9)	(10.3)
Less: Net (income) loss attributable to noncontrolling interests	4.9	0.5	(4.5)	(90.3)

Net income attributable to NTT DOCOMO, INC.	¥430.2	¥381.9	¥(48.3)	(11.2)

EBITDA margin*	36.7%	33.2%	(3.5) point	—

ROCE before tax effect*	12.0%	10.1%	(1.9) point	—

ROCE after tax effect*	7.5%	6.5%	(1.0) point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 24.

<Operating revenues>

	Billions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Mobile communications services	¥2,220.2	¥2,061.2	¥(159.0)	(7.2)%
Voice revenues	800.6	669.8	(130.8)	(16.3)
Packet communications revenues	1,419.6	1,391.4	(28.2)	(2.0)
Equipment sales	675.8	731.2	55.4	8.2
Other operating revenues	467.6	534.4	66.8	14.3

Total operating revenues	¥3,363.6	¥3,326.8	¥(36.8)	(1.1)%

Note: Voice revenues include data communications revenues through circuit switching systems.

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

<Operating expenses>

	Billions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Personnel expenses	¥207.8	¥215.5	¥7.7	3.7%
Non-personnel expenses	1,710.4	1,780.4	70.0	4.1
Depreciation and amortization	521.8	486.9	(34.9)	(6.7)
Loss on disposal of property, plant and equipment and intangible assets	47.6	49.2	1.6	3.4
Communication network charges	158.0	177.5	19.5	12.4
Taxes and public dues	29.4	30.1	0.7	2.5

Total operating expenses	¥2,674.9	¥2,739.6	¥64.7	2.4%

<Trend of ARPU and MOU>
	Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Aggregate ARPU*	¥4,660	¥4,390	¥(270)	(5.8)%
Voice ARPU	1,450	1,210	(240)	(16.6)
Packet ARPU	2,710	2,610	(100)	(3.7)
Smart ARPU	500	570	70	14.0

MOU* (minutes)	110	111	1	0.9%

Note:

Starting with the second quarter of the fiscal year ending March 31, 2015, the calculation method of ARPU and MOU was changed. ARPU and MOU figures for the nine months ended December 31, 2013, reflect these subsequent changes to the calculation method.

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 23 for definition and calculation methods.

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

ii. Segment Results

Starting from the first quarter of this fiscal year, we realigned our reportable segments in order to clearly define our business management of mobile communications fields (where we are taking steps to reinforce our competitiveness) and new business fields (where we are striving for further expansion of revenue sources by making “Smart Life” a reality), toward the establishment of a new path to growth.

For details, please see “3. (4) Notes to Consolidated Financial Statements.”

Mobile Communications Business—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Operating revenues from mobile communications business	¥2,893.3	¥2,791.2	¥(102.1)	(3.5)%
Operating income (loss) from mobile communications business	677.4	561.4	(116.0)	(17.1)

Our total number of mobile phone subscriptions as of December 31, 2014 was 65.27 million, an increase of 3.09 million subscriptions compared to the number as of December 31, 2013, and the churn rate for the nine months ended December 31, 2014 was 0.67%.

Operating revenues from our mobile communications business decreased by ¥102.1 billion from the same period of the previous fiscal year to ¥2,791.2 billion for the nine months ended December 31, 2014 due mainly to a decrease in mobile communications services revenues as a result of the impacts of increasing penetration of the “Monthly Support” discount program and our new billing plan, “Kake-hodai & Pake-aeru,” launched in June 2014.

Operating expenses from mobile communications business increased by ¥13.8 billion from the same period of the previous fiscal year to ¥2,229.8 billion for the nine months ended December 31, 2014 due mainly to an increase in cost of equipment sold and consequently operating income from our mobile communications business decreased by ¥116.0 billion from the same period of the previous fiscal year to ¥561.4 billion for the nine months ended December 31, 2014.

<<Highlights>>

<Billing Plan/Sales Channel>

We have been striving to expand the utilization of our new billing plan, “Kake-hodai & Pake-aeru,” to allow customers to utilize smartphones, “docomo keitai” feature phones and other mobile devices at affordable rates for a long period of time by selecting plans appropriate for their needs in different stages of life.

•	The total number of “Kake-hodai & Pake-aeru” subscriptions reached 13.54 million as of December 31, 2014.

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

<Overview of New Billing Plan>

Zutto DOCOMO Discount	• A service that offers weighted discounts based on the length of subscription • Offers discounts on data communication charges based on the subscription length of the user

U25 Ouen Discount	• A service that offers helpful discounts not only to students but to all customers of age 25 or younger • Provides a discount of ¥500/month on phone bill • Also offers free bonus packets of 1GB

Kake-hodai

•   Unlimited domestic voice calling at a flat monthly rate for any destination, including other DOCOMO phones or users of other mobile/fixed-line networks, with no restrictions on the number of calls or their duration

Pake-aeru

•   Allows packet data-quota sharing among family members or among multiple devices owned by a single user

•   Allows waste-free data usage through the sharing of a data quota among family members by selecting a plan suitable for the family’s total packet consumption

•   Unused data allowances in a month can be carried over to the end of following month

•   Additional packets can be purchased on an as-needed basis in months of heavy usage

<Devices (handsets)>

To expand our smartphone user base and to facilitate the adoption of multiple devices by a single user, we have strived to enrich our product lineup by releasing new smartphone models equipped with new functions, “docomo keitai” feature phones and “docomo tablets.”

•

We unveiled our 2014-15 winter/spring handset collection comprising Android smartphones, “docomo keitai” feature phones and “docomo tablets.” All smartphone models in the collection are equipped with voice communication using VoLTE*[1] technology, and the latest data-communication devices have built-in LTE-Advanced capability, a technology that supports download speeds of up to 225Mbps.

•

The total number of smartphones sold for the nine months ended December 31, 2014 was 10.44 million units as a result of strong sales of iPhone 6*[2] after its release in September 2014, and a steady increase in the number of Android handsets sold. Among the total handset sales, the number of tablet devices sold grew to 1.17 million units due to the release of iPad Air2,*[2] iPad mini3*[2] and other new tablet models as well as the expanded uptake of the new billing plan.

<Network>

We continued our efforts to take advantage of DOCOMO’s technical strengths to build a robust network pursuing “breadth,” “speed” and “convenience.”

•

To further expand the coverage of our Xi LTE service, we increased the total number of LTE base stations to 90,200 stations across Japan as of December 31, 2014 (moving towards our target of 95,300 LTE base stations as of March 31, 2015).

•

Toward the goal of further enhancement of the transmission speeds of our Xi LTE service, we increased the number of base stations compatible with a maximum download speed of 100Mps or higher to 46,200 stations as of December 31, 2014, which exceeds our initial target of 40,000 base stations by March 31, 2015. In order to move toward the further enhancement of transmission speeds, we have modified the target upward to 50,000 base stations as of March 31, 2015.

*1:	Abbreviation for Voice over LTE. A technology that carries voice calls which enables high-quality and stable communication over LTE’s high-speed data communications network.
*2:	TM and c 2015 Apple Inc. All rights reserved. iPad and iPhone are trademarks of Apple Inc., registered in the U.S. and other countries. The iPhone trademark is used under license from AIPHONE CO. LTD.

6

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>
	Thousand subscriptions
	December 31, 2013	December 31, 2014	Increase (Decrease)
Cellular services	62,182	65,274	3,092	5.0%
Cellular (Xi) services	19,021	28,298	9,277	48.8
Cellular (FOMA) services	43,160	36,976	(6,184)	(14.3)
packet flat-rate services	39,513	41,145	1,632	4.1
sp-mode services	22,271	26,746	4,474	20.1
i-mode services	27,826	23,396	(4,429)	(15.9)

Notes:
1. Number of subscriptions to Cellular services, Cellular (Xi) services and Cellular (FOMA) services includes Communication Module services subscriptions.
2. Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.
3. Number of subscriptions to packet flat-rate services includes “Share Option” subscriptions under the “Kake-hodai & Pake-aeru” plan.

<Number of handsets sold and churn rate>

	Thousand units
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Number of handsets sold	16,065	17,038	972	6.1%
Cellular (Xi) services
New Xi subscription	3,093	4,007	913	29.5
Change of subscription from FOMA	5,472	4,028	(1,444)	(26.4)
Xi handset upgrade by Xi subscribers	1,772	4,184	2,412	136.1
Cellular (FOMA) services
New FOMA subscription	2,142	2,003	(138)	(6.5)
Change of subscription from Xi	46	95	49	106.5
FOMA handset upgrade by FOMA subscribers	3,540	2,720	(820)	(23.2)

Churn Rate	0.83%	0.67%	(0.16) point	—

7

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

Smart Life Business—

The services provided as part of our smart life business include video and music distribution, electronic books and other services offered through our “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services.

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Operating revenues from smart life business	¥265.8	¥319.4	¥ 53.6	20.2%
Operating income (loss) from smart life business	12.5	20.4	7.9	62.7

Operating revenues from smart life business increased by ¥53.6 billion from the same period of the prior fiscal year to ¥319.4 billion for the nine months ended December 31, 2014 owing to an increase in the growing revenues from various services including “dmarket.” Operating expenses from smart life business were ¥299.0 billion for the nine months ended December 31, 2014, an increase of ¥45.8 billion from the same period of the previous fiscal year. As a consequence, the operating income from our smart life business amounted to ¥20.4 billion for the nine months ended December 31, 2014.

<<Highlights>>

<Services>

We are continuing our endeavors to make “Smart Life” a reality by adding more attractive content to our “dmarket” portal and delivering various new services that users will find useful in various scenes of life.

•

The combined number of “dmarket” store subscriptions* reached 9.66 million as of December 31, 2014, and exceeded 10 million in January 2015 as a result of the various measures we employed to further expand the user base, such as the extension of the free trial period for “dmarket” services.

•

The overseas version of “Hanashite Hon’yaku” automatic translation application for smartphones and tablet devices, which translates spoken Japanese into a number of foreign languages and vice versa, has been launched under the service name of “Jspeak,” targeting travelers from abroad visiting Japan.

•

We launched a new service dubbed “Runtastic for docomo,” which stores and manages users’ training data during running, cycling or other physical activity and provides users with various fitness support.

*	Total number of users using “dvideo,” “dhits,” “danime store,” “dkids” and “dmagazine” services under a monthly subscription arrangement.

8

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

Other Businesses—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Operating revenues from other businesses	¥223.1	¥235.4	¥12.3	5.5%
Operating income (loss) from other businesses	(1.3)	5.3	6.6	—

Operating revenues from other businesses increased by ¥12.3 billion from the same period of the prior fiscal year to ¥235.4 billion for the nine months ended December 31, 2014, mainly driven by the growth of revenues from our “Mobile Phone Protection service.” Operating expenses from other businesses were ¥230.1 billion for the nine months ended December 31, 2014, an increase of ¥5.7 billion from the same period of the prior fiscal year. Consequently, we recorded operating income of ¥5.3 billion from other businesses for the nine months ended December 31, 2014.

9

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

iii. CSR Activities

In accordance with our medium-term business plan, “Medium-Term Vision 2015,” we are working to provide a stable, high quality network and services and to engage in the persistent creation of new value as a “Partner for a Smart Life” for our customers.

We believe it is the corporate social responsibility “CSR” of DOCOMO to contribute to the realization of a society that enables people to lead abundant lives with comfort, safety, and security by resolving various social issues and surpassing the confines of countries, regions, and generations. Accordingly, we have positioned CSR as the core of our corporate management.

The principal actions undertaken during the nine months ended December 31, 2014 are summarized below:

•

To assist NPOs and other organizations engaged in restoration and reconstruction of the areas stricken by the Great East Japan Earthquake by way of fundraising, we launched the second round of our assistance program, under which various initiatives were undertaken, such as free rental of tablet devices, promotion assistance and donations to help the funding of restoration activities.

•

Given the fact that an increasing number of problems are arising from the popularization of smartphones and has become a social issue, we renewed the curriculum, video and other materials used in our conventional “Mobile Phone Safety Class” program for the safe and secure use of smartphones and renamed the program “Smartphone and Mobile Phone Safety Class.”

•

As part of our activities to assist Ebola hemorrhagic fever relief efforts, we started accepting donations using “docomo kouza(Account),” mobile remittance accounts, or by converting “docomo Points,” loyalty point program.

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Total capital expenditures	¥472.3	¥439.3	¥ (33.0)	(7.0)%
Mobile communications business	444.6	424.1	(20.5)	(4.6)
Smart life business	17.1	9.2	(7.9)	(46.2)
Other businesses	10.6	5.9	(4.7)	(44.1)

To build a robust network pursuing “breadth,” “speed” and “convenience,” we continued our efforts for Xi LTE coverage expansion, speed enhancement, and facility buildup to accommodate the growth of data traffic, while working on the improvement of the efficiency of construction and the reduction of equipment procurement costs. As a result, the total amount of capital expenditures decreased by 7.0% from the same period of the prior fiscal year to ¥439.3 billion for the nine months ended December 31, 2014.

10

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

(2) Financial Review

i. Financial Position

	Billions of yen
	December 31, 2013	December 31, 2014	Increase (Decrease)		(Reference) March 31, 2014
Total assets	¥7,243.9	¥7,179.9	¥(64.1)	(0.9)%	¥7,508.0
NTT DOCOMO, INC. shareholders’ equity	5,590.1	5,430.1	(159.9)	(2.9)	5,643.4
Liabilities	1,616.9	1,700.6	83.7	5.2	1,814.5
Including: Interest bearing liabilities	223.0	327.1	104.0	46.6	230.3

Shareholders’ equity ratio (1) (%)	77.2%	75.6%	(1.6) point	—	75.2%
Debt to Equity ratio (2) (multiple)	0.040	0.060	0.020	—	0.041

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Net cash provided by operating activities	¥662.1	¥697.4	¥35.3	5.3%
Net cash used in investing activities	(547.3)	(538.4)	8.9	1.6
Net cash used in financing activities	(270.9)	(522.0)	(251.1)	(92.7)
Free cash flows (1)	114.8	159.0	44.2	38.5
Free cash flows excluding changes in investments for cash management purposes (2)*	86.4	169.5	83.1	96.2

Notes:	(1) Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)    Changes in investments for cash management purposes: Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 24.

For the nine months ended December 31, 2014, net cash provided by operating activities was ¥697.4 billion, an increase of ¥35.3 billion (5.3%) from the same period of the previous fiscal year. This was due mainly to an improvement in cash inflows resulting from an increase in number of smartphones sold, despite a decrease in mobile communications services revenues.

Net cash used in investing activities was ¥538.4 billion, a decrease of ¥8.9 billion (1.6%) from the same period of the previous fiscal year. This was due to a decrease in cash outflows resulting from purchase of intangible and other assets and purchase of non-current investments, despite a decrease in cash inflows resulting from redemption of short-term investments.

Net cash used in financing activities was ¥522.0 billion, an increase of ¥251.1 billion (92.7%) from the same period of the previous fiscal year, due mainly to an increase in cash outflows resulting from payments to acquire treasury stock, despite an increase in cash inflows resulting from proceeds from short-term borrowings.

As a result, our balance of cash and cash equivalents was ¥163.4 billion as of December 31, 2014, a decrease of ¥363.6 billion (69.0%) from the previous fiscal year end.

11

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

(3) Prospects for the Fiscal Year Ending March 31, 2015

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we forecast our results for the fiscal year ending March 31, 2015 to be as follows.

Our operating revenues for the fiscal year ending March 31, 2015 are expected to be ¥4,400.0 billion, a decrease of ¥61.2 billion from the previous fiscal year, reflecting the fact that the migration of customers to our new billing plan is growing faster than expected and the impact of penetration of the “Monthly Support” discount program, despite an increase in a revenue from new businesses. Our operating expenses for the fiscal year ending March 31, 2015 are expected to be ¥3,770.0 billion, an increase of ¥128.0 billion from the previous fiscal year, reflecting an increase in expenses for new businesses and an increase in cost of equipment sold, despite our continuing efforts aimed at further cost efficiency. As a result, operating income is estimated to be ¥630.0 billion, a decrease of ¥189.2 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on October 31, 2014.

12

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

13

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2014	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥526,920	¥163,370
Short-term investments	19,561	110,130
Accounts receivable	281,509	263,748
Receivables held for sale	787,459	869,438
Credit card receivables	220,979	241,086
Other receivables	315,962	301,789
Allowance for doubtful accounts	(15,078)	(13,976)
Inventories	232,126	208,479
Deferred tax assets	61,592	45,392
Prepaid expenses and other current assets	95,732	109,535

Total current assets	2,526,762	2,298,991

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826	5,019,482
Buildings and structures	897,759	902,068
Tools, furniture and fixtures	553,497	543,540
Land	201,121	200,652
Construction in progress	158,173	146,501
Accumulated depreciation and amortization	(4,228,610)	(4,307,157)

Total property, plant and equipment, net	2,557,766	2,505,086

Non-current investments and other assets:
Investments in affiliates	424,531	426,610
Marketable securities and other investments	171,875	187,137
Intangible assets, net	665,960	635,436
Goodwill	262,462	262,304
Other assets	629,174	605,144
Deferred tax assets	269,500	259,142

Total non-current investments and other assets	2,423,502	2,375,773

Total assets	¥7,508,030	¥7,179,850

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248	¥211
Short-term borrowings	9,495	106,378
Accounts payable, trade	798,315	712,780
Accrued payroll	54,294	42,768
Accrued income taxes	175,683	41,842
Other current liabilities	167,951	185,939

Total current liabilities	1,205,986	1,089,918

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603	220,470
Accrued liabilities for point programs	113,001	91,385
Liability for employees’ retirement benefits	160,666	166,623
Other long-term liabilities	114,261	132,190

Total long-term liabilities	608,531	610,668

Total liabilities	1,814,517	1,700,586

Redeemable noncontrolling interests	14,869	15,096

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,875	732,875
Retained earnings	4,328,389	4,466,880
Accumulated other comprehensive income (loss)	9,590	27,556
Treasury stock	(377,168)	(746,865)
Total NTT DOCOMO, INC. shareholders’ equity	5,643,366	5,430,126
Noncontrolling interests	35,278	34,042

Total equity	5,678,644	5,464,168

Total liabilities and equity	¥7,508,030	¥7,179,850

14

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
Operating revenues:
Mobile communications services	¥2,220,208	¥2,061,187
Equipment sales	675,765	731,184
Other operating revenues	467,591	534,409

Total operating revenues	3,363,564	3,326,780

Operating expenses:
Cost of services (exclusive of items shown separately below)	789,440	830,646
Cost of equipment sold (exclusive of items shown separately below)	580,143	641,135
Depreciation and amortization	521,791	486,902
Selling, general and administrative	783,529	780,957

Total operating expenses	2,674,903	2,739,640

Operating income	688,661	587,140

Other income (expense):
Interest expense	(1,275)	(716)
Interest income	1,312	1,033
Other, net	14,857	7,519

Total other income (expense)	14,894	7,836

Income before income taxes and equity in net income (losses) of affiliates	703,555	594,976

Income taxes:
Current	259,931	189,964
Deferred	5,603	19,052

Total income taxes	265,534	209,016

Income before equity in net income (losses) of affiliates	438,021	385,960

Equity in net income (losses) of affiliates	(12,778)	(4,585)

Net income	425,243	381,375

Less: Net (income) loss attributable to noncontrolling interests	4,932	476

Net income attributable to NTT DOCOMO, INC.	¥430,175	¥381,851

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted	4,146,760,100	4,080,645,681

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥103.74	¥93.58

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
Net income	¥425,243	¥381,375
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	19,318	15,359
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	49	24
Foreign currency translation adjustment, net of applicable taxes	15,630	2,841
Pension liability adjustment, net of applicable taxes	5,326	(206)

Total other comprehensive income (loss)	40,323	18,018

Comprehensive income	465,566	399,393

Less: Comprehensive (income) loss attributable to noncontrolling interests	4,830	424

Comprehensive income attributable to NTT DOCOMO, INC.	¥470,396	¥399,817

15

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
Operating revenues:
Mobile communications services	¥728,482	¥673,430
Equipment sales	276,341	289,316
Other operating revenues	159,770	191,059

Total operating revenues	1,164,593	1,153,805

Operating expenses:
Cost of services (exclusive of items shown separately below)	272,808	275,024
Cost of equipment sold (exclusive of items shown separately below)	254,177	259,298
Depreciation and amortization	182,695	163,471
Selling, general and administrative	239,406	268,459

Total operating expenses	949,086	966,252

Operating income	215,507	187,553

Other income (expense):
Interest expense	(483)	(210)
Interest income	455	313
Other, net	6,304	3,258

Total other income (expense)	6,276	3,361

Income before income taxes and equity in net income (losses) of affiliates	221,783	190,914

Income taxes:
Current	79,769	59,847
Deferred	2,194	7,269

Total income taxes	81,963	67,116

Income before equity in net income (losses) of affiliates	139,820	123,798

Equity in net income (losses) of affiliates	(11,729)	(903)

Net income	128,091	122,895

Less: Net (income) loss attributable to noncontrolling interests	1,684	(567)

Net income attributable to NTT DOCOMO, INC.	¥129,775	¥122,328

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted	4,146,760,100	3,953,081,784

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥31.30	¥30.94

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
Net income	¥128,091	¥122,895
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	5,188	8,932
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	58	(15)
Foreign currency translation adjustment, net of applicable taxes	61	11,773
Pension liability adjustment, net of applicable taxes	4,929	(128)

Total other comprehensive income (loss)	10,236	20,562

Comprehensive income	138,327	143,457

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,690	(701)

Comprehensive income attributable to NTT DOCOMO, INC.	¥140,017	¥142,756

16

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
Cash flows from operating activities:
Net income	¥425,243	¥381,375
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	521,791	486,902
Deferred taxes	5,603	19,052
Loss on sale or disposal of property, plant and equipment	22,977	29,839
Equity in net (income) losses of affiliates	12,778	4,585
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(6,694)	17,315
(Increase) / decrease in receivables held for sale	(100,016)	(81,979)
(Increase) / decrease in credit card receivables	(13,088)	(10,660)
(Increase) / decrease in other receivables	1,340	11,962
Increase / (decrease) in allowance for doubtful accounts	(4,336)	3,047
(Increase) / decrease in inventories	(76,974)	20,898
(Increase) / decrease in prepaid expenses and other current assets	(31,465)	(13,537)
(Increase) / decrease in non-current receivables held for sale	(30,209)	(44,960)
Increase / (decrease) in accounts payable, trade	(20,923)	(11,921)
Increase / (decrease) in accrued income taxes	(18,053)	(133,789)
Increase / (decrease) in other current liabilities	(2,817)	24,618
Increase / (decrease) in accrued liabilities for point programs	(11,040)	(21,616)
Increase / (decrease) in liability for employees’ retirement benefits	(5,428)	5,972
Increase / (decrease) in other long-term liabilities	(8,342)	16,854
Other, net	1,772	(6,549)

Net cash provided by operating activities	662,119	697,408

Cash flows from investing activities:
Purchases of property, plant and equipment	(383,602)	(383,390)
Purchases of intangible and other assets	(167,654)	(137,582)
Purchases of non-current investments	(14,838)	(3,187)
Proceeds from sale of non-current investments	3,398	526
Acquisitions of subsidiaries, net of cash acquired	(11,271)	—
Purchases of short-term investments	(36,661)	(32,591)
Redemption of short-term investments	55,095	22,122
Proceeds from redemption of long-term bailment for consumption to a related party	10,000	—
Short-term bailment for consumption to a related party	(70,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	70,000	—
Other, net	(1,786)	(4,302)

Net cash used in investing activities	(547,319)	(538,404)

Cash flows from financing activities:
Proceeds from long-term debt	50,000	—
Repayment of long-term debt	(74,783)	(169)
Proceeds from short-term borrowings	10,004	111,362
Repayment of short-term borrowings	(21,804)	(14,403)
Principal payments under capital lease obligations	(1,619)	(1,305)
Payments to acquire treasury stock	—	(369,697)
Dividends paid	(248,597)	(243,196)
Other, net	15,850	(4,593)

Net cash provided by (used in) financing activities	(270,949)	(522,001)

Effect of exchange rate changes on cash and cash equivalents	2,736	(553)

Net increase (decrease) in cash and cash equivalents	(153,413)	(363,550)
Cash and cash equivalents as of beginning of period	493,674	526,920

Cash and cash equivalents as of end of period	¥340,261	¥163,370

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥886	¥1,538
Cash paid during the period for:
Interest, net of amount capitalized	1,751	836
Income taxes	279,942	324,729

17

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Change in Accounting Estimate

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. This modification complies with the Financial Accounting Standards Board Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied prospectively as a change in accounting estimate.

The impact from this change in accounting estimate on the consolidated statements of income is increases in “Income before income taxes and equity in net income (losses) of affiliates,” “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” of ¥35,505 million, ¥22,794 million and ¥5.59, respectively, for the nine months ended December 31, 2014, and increases of ¥17,057 million, ¥10,950 million and ¥2.77, respectively, for the three months ended December 31, 2014.

iii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

Share Repurchases

On April 25, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not to exceed ¥500,000 million during the period from April 26, 2014 through March 31, 2015.

As mentioned above, the meeting of the board of directors approved share repurchase plans as follows:

		Shares	Millions of yen
Date of the meeting of the board of directors	Term of repurchase	Approved maximum number of treasury stock to be repurchased	Approved maximum budget for share repurchase
August 6, 2014	August 7, 2014 - September 3, 2014	206,489,675	¥350,000
October 31, 2014	November 1, 2014 - March 31, 2015	138,469,879	192,306

Aggregate number and price of shares repurchased are summarized as follows:

	Shares/Millions of yen
	Nine months ended December 31, 2014	Three months ended December 31, 2014
Aggregate number of shares repurchased	215,276,195	33,746,074
Aggregate price of shares repurchased	¥369,697	¥62,003

Aggregate number and price of shares repurchased from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), are 176,991,100 shares and ¥300,000 million for the nine months ended December 31, 2014, and are none for the three months ended December 31, 2014.

18

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

iv. Segment Information

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its conventional five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of mobile communications business, smart life business and other businesses from the first quarter of this fiscal year in order to clearly define its business management of the mobile communications fields where DOCOMO is taking steps to reinforce its competitiveness, and the new business fields where DOCOMO is striving for its further expansion of revenue sources by making “Smart Life” a reality toward the establishment of a new path to grow.

The mobile communications business includes mobile phone services (Xi services and FOMA services), satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services. The other businesses primarily includes “Mobile Phone Protection services,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the nine months ended December 31, 2013 and the three months ended December 31, 2013 has been restated to conform to the presentation for the nine months ended December 31, 2014 and the three months ended December 31, 2014.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Mobile communications business-
External customers	¥2,892,029	¥2,790,350
Intersegment	1,316	855

Subtotal	2,893,345	2,791,205
Smart life business-
External customers	257,365	309,582
Intersegment	8,418	9,818

Subtotal	265,783	319,400
Other businesses-
External customers	214,170	226,848
Intersegment	8,978	8,576

Subtotal	223,148	235,424

Total	3,382,276	3,346,029
Elimination	(18,712)	(19,249)

Consolidated	¥3,363,564	¥3,326,780

19

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Mobile communications business-
External customers	¥1,003,572	¥966,920
Intersegment	406	295

Subtotal	1,003,978	967,215
Smart life business-
External customers	89,145	112,299
Intersegment	2,778	2,123

Subtotal	91,923	114,422
Other businesses-
External customers	71,876	74,586
Intersegment	3,121	2,703

Subtotal	74,997	77,289

Total	1,170,898	1,158,926
Elimination	(6,305)	(5,121)

Consolidated	¥1,164,593	¥1,153,805

Segment operating income (loss):

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Mobile communications business	¥677,395	¥561,437
Smart life business	12,541	20,403
Other businesses	(1,275)	5,300

Total	688,661	587,140
Elimination	—	—

Consolidated	¥688,661	¥587,140

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Mobile communications business	¥210,707	¥176,863
Smart life business	4,765	8,070
Other businesses	35	2,620

Total	215,507	187,553
Elimination	—	—

Consolidated	¥215,507	¥187,553

As indicated in “ii. Change in Accounting Estimate,” effective July 1, 2014, DOCOMO has revised its estimate of the useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life. As a result, compared with the method used prior to July 1, 2014, operating income for the Mobile communications business segment, Smart life business segment, and Other businesses segment increased by ¥32,475 million, ¥851 million, and ¥2,179 million, respectively, for the nine months ended December 31, 2014, and increased by ¥14,845 million, ¥378 million, and ¥1,834 million, respectively, for the three months ended December 31, 2014.

Operating income is operating revenues less operating expenses.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

20

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

v. Subsequent Event

Tata Teleservices Limited

Tata Teleservices Limited (“TTSL”) is a telecommunications operator in India and a privately held company.

As of December 31, 2013 and 2014, DOCOMO held approximately 26.5% of the outstanding common shares of TTSL and has accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited ( “Tata Sons” ), the parent company of TTSL, and DOCOMO, when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥138.5 billion*) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, DOCOMO submitted its request for arbitration to the London Court of International Arbitration on January 3, 2015.

The sale of investment in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus DOCOMO has not accounted for the sales transaction for the year ended March 31, 2015. DOCOMO continues to account for the investment in TTSL under the equity method as DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have the representation on the board of directors of TTSL even after submitting the request for arbitration. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that it becomes probable that the likelihood of the transaction as described above will not be carried out.

*	1 rupee = ¥1.91 as of December 30, 2014

21

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

4. Appendices

(1) Operating Data for the 3rd Quarter of the Fiscal Year Ending March 31, 2015

Full-year Forecasts: as revised on October 31, 2014

		Fiscal Year Ended Mar. 31, 2014		Fiscal Year Ending Mar. 31, 2015		[Ref.] Fiscal Year Ended Mar. 31, 2014 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2015 Full-year Forecasts
		Nine Months (Apr. - Dec. 2013) Results	Third Quarter (Oct. - Dec. 2013) Results	Nine Months (Apr. - Dec. 2014) Results	Third Quarter (Oct. - Dec. 2014) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	62,182	62,182	65,274	65,274	63,105	67,000
Xi	thousands	19,021	19,021	28,298	28,298	21,965	29,700
FOMA (1)	thousands	43,160	43,160	36,976	36,976	41,140	37,300
Communication Module Service	thousands	3,303	3,303	3,832	3,832	3,338	—
Packet Flat-rate Services Subscriptions (2)	thousands	39,513	39,513	41,145	41,145	40,148	—
Net Increase from Previous Period (3)	thousands	646	410	2,169	979	1,569	3,900
Xi	thousands	7,455	2,623	6,332	2,083	10,399	7,700
FOMA (1)	thousands	(6,810)	(2,214)	(4,164)	(1,104)	(8,830)	(3,800)
sp-mode Subscriptions	thousands	22,271	22,271	26,746	26,746	23,781	28,000
i-mode Subscriptions	thousands	27,826	27,826	23,396	23,396	26,415	22,700
Churn Rate (3)%		0.83	0.76	0.67	0.70	0.87	—
Number of Handsets Sold (4)	thousands	16,065	5,592	17,038	6,090	22,514	—
ARPU and MOU
Aggregate ARPU (5) (8)	yen/month/subscription	4,660	4,610	4,390	4,340	4,610	4,350
Voice ARPU (6)	yen/month/subscription	1,450	1,400	1,210	1,160	1,410	1,180
Packet ARPU	yen/month/subscription	2,710	2,700	2,610	2,560	2,700	2,600
Smart ARPU	yen/month/subscription	500	510	570	620	500	570
MOU (7) (8)	minute/month/subscription	110	110	111	118	109	—

*

Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 23, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Number of subscriptions to packet flat-rate services includes “Share Option” subscriptions under the “Kake-hodai & Pake-aeru” plan.
(3)	Data are calculated including communication module services subscriptions.
(4)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(5)

Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(6)	Inclusive of circuit-switched data communication
(7)

Data are calculated excluding subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(8)

Calculation Methods has been changed from the Second Quarter of the Fiscal Year Ending March 31, 2015. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2014 Full-Year Results, Nine Months (April to December 2013) Results and Third Quarter (October to December 2013) Results have also been changed.)

22

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU
- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Method

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:

Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU and MOU calculations.

23

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Year ended March 31, 2014	Nine months ended December 31, 2013	Nine months ended December 31, 2014
a. EBITDA	¥1,572.2	¥1,233.4	¥1,103.9

Depreciation and amortization	(718.7)	(521.8)	(486.9)
Loss on sale or disposal of property, plant and equipment	(34.3)	(23.0)	(29.8)

Operating income	819.2	688.7	587.1

Other income (expense)	13.9	14.9	7.8
Income taxes	(308.0)	(265.5)	(209.0)
Equity in net income (losses) of affiliates	(69.1)	(12.8)	(4.6)
Less: Net (income) loss attributable to noncontrolling interests	8.8	4.9	0.5

b. Net income attributable to NTT DOCOMO, INC.	464.7	430.2	381.9

c. Operating revenues	4,461.2	3,363.6	3,326.8

EBITDA margin (=a/c)	35.2%	36.7%	33.2%
Net income margin (=b/c)	10.4%	12.8%	11.5%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE after tax effect
	Billions of yen
	Year ended March 31, 2014	Nine months ended December 31, 2013	Nine months ended December 31, 2014
a. Operating income	¥819.2	¥688.7	¥587.1
b. Operating income after tax effect {=a*(1-effective tax rate)}	507.1	426.3	376.9
c. Capital employed	5,748.0	5,717.7	5,815.4

ROCE before tax effect (=a/c)	14.3%	12.0%	10.1%
ROCE after tax effect (=b/c)	8.8%	7.5%	6.5%

Notes:  Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2013 and 2014

Capital employed (for nine months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2014 (or 2013) and December 31, 2014 (or 2013)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the nine months ended December 31,2013 and for the year ended March 31,2014 was 38.1%.

The effective tax rate for the nine months ended December 31,2014 was 35.8%.

iii. Free cash flows excluding changes in investments for cash management purposes
	Billions of yen
	Year ended March 31, 2014	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Net cash provided by operating activities	¥1,000.6	¥662.1	¥697.4
Net cash used in investing activities	(703.6)	(547.3)	(538.4)

Free cash flows	297.1	114.8	159.0

Changes in investments for cash management purposes	39.9	28.4	(10.5)

Free cash flows excluding changes in investments for cash management purposes	257.2	86.4	169.5

Note:   Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

24

DOCOMO Earnings Release	Nine Months Ended December 31, 2014

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

25

Results Presentation

for the First Nine Months of the Fiscal Year Ending March 31, 2015

January 29, 2015

1. Results Highlights

Principal Financial Results Operational Data

2. Key Topics

New billing plan

New businesses and “dmarket” LTE network Cost reduction Repurchase of own shares

1

U.S.

FY2014/1-3Q (cumulative) GAAP Results Summary

Operating revenues/income: DOWN year-on-year Achieving favorable progress vis-à-vis full-year guidance

Financial data

Operating revenues : ¥ 3,326.8 billion (Down -1.1% YOY) Operating income : ¥ 587.1 billion (Down -14.7% YOY)

Operational data

New billing plan subs* : 13.54 million

Net additions : 2.17 million (Up 3.4-fold YOY) Smartphone users* : 27.33 million (Up 1.2-fold YOY)

Consolidated financial statements in this document are unaudited *As of Dec. 31, 2014

2

U.S.

Selected Financial Data GAAP

FY2013/1-3Q FY2014/1-3Q Changes

cumulative cumulative

(Billions of yen) (2) – (1)

(1) (2)

Operating revenues 3,363.6 3,326.8 -36.8

Operating expenses 2,674.9 2,739.6 +64.7

Operating income 688.7 587.1 -101.5

Net income attributable to 430.2 381.9 -48.3

NTT DOCOMO, INC.

EBITDA margin (%) *1 36.7 33.2 -3.5

Capital expenditures 472.3 439.3 -33.0

Adjusted free cash flow *1*2 86.4 169.5 +83.1

*1: in For this an document explanation and of the the IR calculation page of our processes website, of www. these nttdocomo. numbers, co. please see slide “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” in this document and the IR page of our website, www.nttdocomo.co.jp

*2: Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

3

U.S.

Results by Segment GAAP

New businesses

FY2013/1-3Q FY2014/1-3Q

(Billions of yen) cumulative cumulative Changes

(1) (2) (2) – (1)

Mobile Operating revenues 2,893.3 2,791.2 -102.1

communications

business Operating income 677.4 561.4 -116.0

Operating

Smart life revenues 265.8 319.4 +53.6

business Operating

income 12.5 20.4 +7.9

Operating

Other revenues 223.1 235.4 +12.3

businesses Operating

income -1.3 5.3 +6.6

4

U.S.

Key Factors Behind YOY GAAP Changes in Operating Income

Increase in

Increase in

¥688.7 billion packet Increase in other sales equipment Decrease in operating revenues: network-related

revenues*1: revenues: Up ¥55.4billion expenses:

Up ¥22.7billion Up ¥ 66.8billion Down ¥13.7billion

¥587.1 billion

Decrease in Increase in

voice revenues*1: Increase in

equipment sales

Down ¥78.1billion expenses*2: Up other ¥31.9billion expenses:

Impact of Up ¥46.6billion

“Monthly Support”

discounts:

Down ¥103.6billion

Mobile communications Equipment sales P/L:

services revenues*1: Up ¥8.8 billion

Down ¥55.4 billion

Operating revenues: Operating expenses:

-¥36.8 billion +¥64.7 billion

FY13/1-3Q FY14/1-3Q

(cumulative) (cumulative)

*1: Excluding impact of “Monthly Support” discounts *2: Sum of cost of equipment sold and commissions to agent resellers

5

Net Additions

(Million subs)

2.17

3.4-fold

0.65

FY13/1-3Q (cumulative) FY14/1-3Q (cumulative)

Significant year-on-year increase

New Sales

(Million subs)

Up 15%

6.01

5.23

FY13/1-3Q (cumulative) FY14/1-3Q (cumulative)

Recording year-on-year increase

Churn Rate

1.00%

0.76%

0.67% 0.70%

0.62%

FY13/3Q 4Q FY14/1Q 2Q 3Q

Maintained at low levels

MNP Performance

(1,000 subs)

1Q 2Q 3Q

-50

-90 -90

-210

-390

-410

FY13 FY14

Trend of Improvement continues

Total Handset/Smartphone Sales

(Million units)

Total handsets sold:

17.04

16.07

Smartphones

sold:

10.44

9.87

FY13/1-3Q FY14/1-3Q

(cumulative) (cumulative)

Recording year-on-year increase

Tablet Sales

(Million units)

Up

approx.

60% 1.17

0.74

FY13/1-3Q (cumulative) FY14/1-3Q (cumulative)

Growth trend continues

Smartphone Users

(Million subs)

% of LTE-enabled 90%

smartphone users:

73% 27.33

22.78

FY13/3Q 4Q FY14/1Q 2Q 3Q

Numbers in the graph above represent the user count at the end of each quarter

Increasing at a favorable pace

% of LTE smartphones: 90% of total

LTE Subscriptions

(Million subs)

Up approx.

50% 28.30

19.02

FY13/3Q 4Q FY14/1Q 2Q 3Q

Numbers in the graph above represent the user count at the end of each quarter.

Sales data of VoLTE-enabled models represent the units sold as of Jan. 25, 2015

Topped 28 million

Uptake of VoLTE also expanding Combined sales of

13 VoLTE-enabled models:

Approx. 3.3 million

ARPU (Exclusive of Monthly Support Impact)

FY14/3Q voice ARPU records increase over previous quarter (FY14/2Q)

(Yen) 5,370 5,310 5,300 5,230 5,220

(760) (850) (850) (860) (880)

510 520 530 560 620

3,000 3,040 3,040 2,970 2,890

1,860 1,750 1,730 1,700 1,710

FY13/3Q 4Q FY14/1Q 2Q 3Q

Voice ARPU Packet ARPU Smart ARPU

Numbers in parentheses represent the impact of “Monthly Support” discounts. Smart ARPU is not impacted by the “Monthly Support” discounts.

For an explanation on ARPU and MOU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document.

1. Results Highlights

Principal Financial Results Operational Data

2. Key Topics

New billing plan

New businesses and “dmarket” LTE network Cost reduction Repurchase of own shares

New Billing Plan

No. of subs: Topped 14 million

Jan. 11, 2015:

Over 14 mil

Dec. 31, 2014:

13.54 mil

Oct. 14, 2014:

Over 10 mil

June. 1, 2014 Dec. 31, 2014

New Billing Plan: Impact on Profits

Negative impact beginning to moderate after hitting bottom

FY2014

Negative

impact on -¥75 billion (actual) Revised guidance

profits announced Oct. 31, 2014

(YOY)

Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar

New Billing Plan: Factors behind Recovery

Selection rate of “Data M” package or larger data

buckets: Over 50% (Since October 2014)

Proportion of users with upside potential grew to approx. half of total (December 2014)

Difference of monthly billed amount before and after migration turned positive (December 2014)

Selection rate of “Data M” package or larger data buckets : Percentage of users who have selected “Data M” or “Data L” packages out of total “Data Pack” users

Users with upside potential: User segments that offer usage growth potential after switching to new billing plan

New Business Revenues

Achieving steady increase toward full-year guidance

(Billions of yen)

New business revenues:

Up 14%

488.9

223.1

265.8

FY13/1-3Q

554.8

Other

businesses:

235.4

Smart life

business:

319.4

FY14/1-3Q

Amounts are inclusive of inter-segment transactions under the new reportable segment classification

FY14 full-year target:

¥770 billion

Total “dmarket” Transactions

(Billions of yen)

Up approx.

30% 52.8

40.1

FY13/1-3Q (cumulative) FY14/1-3Q (cumulative)

Growing steadily

“dmarket” Subscriptions Topped 10 million

(Million subs)

“dmarket” 10.00

(Jan. 11, 2015)

9.66

(Dec. 31, 2014)

7.07

FY13/3Q 4Q FY14/1Q 2Q 3Q

No. of “dmarket” subscriptions in this page accounts for only monthly subscriptions, and one-time transactions are not included. The numbers in the graph above represent the subscriber count at the end of each quarter.

No. of subs (As of Dec. 31, 2014)

“dvideo” “d anime store”

4.30 million subs 1.47 million subs

“dhits”

¥500/month ¥300/month

service: service:

1.29 million subs 1.16 million subs

“dmagazine” “dkids”

1.17 million subs 280,000 subs

“dmarket” Usage Per Subscriber

(Yen)

Up approx. 1,040

40%

750

FY13/3Q 4Q FY14/1Q 2Q 3Q

Quarterly dmarket usage per subscriber is calculated by dividing the total amount of dmarket transactions for the quarter by the sum of unique users for each month of the quarter. The amounts are exclusive of tax.

Growing steadily

LTE Network Expansion

Base stations compatible with 100Mbps+ service : Approaching 50,000

Japan’s fastest 225Mbps service (LTE-Advanced) expected to be launched in March 2015

90,200 stations 95,300 stations

79,000 stations

Revised to

50,000

High-speed BSs

compatible with

max. download

speed of 100Mbps Initial plan:

or higher: 40,000

20,600 46,200

Sept. 30, 2014 Dec. 31, 2014 Mar. 31, 2015 (Target)

The Transmissions speeds above represent the maximum download speed specified in the technical standard. The actual throughput may vary depending on the communication environment and other factors. *225Mbps is the fastest transmission rate planned in Japan’s mobile communications market as of January 2015

Cost Reduction

Making favorable progress

(Billions of yen)

FY14/1-3Q cumulative FY14 full-year target

-¥74

-¥105

FY14/1-3Q cost reduction:

breakdown

Equipment sales expenses : -¥ 14 billion

Depreciation/amortization, Loss : -¥ 12 billion

on disposal of property, plant,

equipment & intangible assets

Others : -¥ 48 billion

Share Repurchase

Steady execution of share repurchase program

Status of share repurchase program

(As of Dec. 31, 2014)

Aggregate price of shares repurchased: ¥369.7 billion

(Progress: 74% of authorized amount)

Aggregate number of shares repurchased: 215.28 million shares

(Progress: 67% of authorized number of shares)

Progress to the aggregate price and number of shares to be repurchased (upper limit) as resolved by the Board of Directors of the Company on April 25, 2014.

FY2014/1-3Q Results Snapshot

Continued to enhance competitiveness of mobile communications business :

Achieved further improvement of net adds acquisition, while successfully lowering handset sales cost

Voice ARPU recorded gains over the previous quarter

New billing plan’s negative impact on profits began to moderate after hitting bottom

Further accelerated roll-out of high-speed LTE base stations compatible with max. download speed of 100Mbps+

New businesses expanding at a favorable pace (Combined “dmarket” subscriptions topped 10 million)

Cost reduction progressing steadily

Steady execution of share repurchase program

docomo

Start receiving pre-applications:

From Feb. 16, 2015

Planned service launch: Mar. 1, 2015

Key Aims of “docomo Hikari”

(1) Provision of both mobile and fixed-line communication services in one stop

(2) Delivery of Smart Home Services

(3) Boost competitiveness of mobile communications business

Appendices

Services, etc., Included in New Reportable Segments

Mobile Communications Business

Mobile communications services

Xi services (LTE) Satellite mobile communications services

FOMA services (3G) International services

Sales of handset/equipment for each service

Smart Life Business

“dmarket” (Media/Content, Commerce) Finance/Payment services Life-Related services

Video distribution service Credit service Cooking studio

Music distribution service Proxy bill collection etc. Health management

Electronic book service Medical database etc.

Online shopping service etc. Shopping services (Commerce)

Home shopping service

Music software sales

Food delivery etc.

Other Businesses

Mobile phone protection and delivery services System development/sales/maintenance services

U.S.

Operating Revenues GAAP

(Billions of yen)

4,400.0

3,363.6 3,326.8

FY13/1-3Q FY14/1-3Q FY14 full-year forecast

Mobile communications services

revenues 2,220.2 2,061.2 2,731.0

Equipment sales revenues 675.8 731.2 895.0

Other operating revenues 467.6 534.4 774.0

“International services revenues” are included in “Mobile communications services revenues”

U.S.

Operating Expenses GAAP

(Billions of yen)

3,770.0

2,674.9 2,739.6

FY13/1-3Q FY14/1-3Q FY14 full-year forecast

Personnel expenses 207.8 215.5 288.0

Non-personnel expenses 1,710.4 1,780.4 2,476.0

Depreciation & amortization 521.8 486.9 659.0

Loss on disposal of property, plant and

equipment and intangible assets 47.6 49.2 68.0

Communication network charges 158.0 177.5 239.0

Taxes and public duties 29.4 30.1 40.0

(Incl) Revenue-linked expenses 917.9 947.1 1,273.0

(Incl) Other non-personnel expenses 792.5 833.4 1,203.0

Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses

U.S.

Capital Expenditures GAAP

(Billions of yen)

690.0

472.3

439.3

FY13/1-3Q FY14/1-3Q FY14 full-year forecast

Mobile communications business (LTE) 209.4 271.6 418.0

Mobile communications business (FOMA) 33.2 1.3 1.0

Mobile communications business (other) 202.0 151.2 237.0

Smart life business 17.1 9.2 21.0

Other 10.6 5.9 13.0

To conform to the changes in reportable segments, items contained in the capital expenditures for FY2013/1-3Q (actual) have been reclassified from the former segment presentation.

business Research (other)” and development under the new investments, segment which reporting had structure. previously been included in “Mobile phone business (LTE)” and “Mobile phone business (FOMA)” are recorded in “Mobile communications

Operational Results and Forecasts

				FY2013/1-3Q (1)	FY2014/1-3Q (2)	Changes (2) - (1)	FY2014 (full-year forecast)
Cellular phone	No. of subscriptions (thousands)			62,182	65,274	+3,092	67,000
		FOMA		43,160	36,976	-6,184	37,300
		LTE		19,021	28,298	+9,277	29,700
		i-mode		27,826	23,396	-4,429	22,700
		sp-mode		22,271	26,746	+4,474	28,000
		Communication module service		3,303	3,834	+531	-
	Net additional subscriptions (thousands)			646	2,169	+1,523	3,900
	Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO)	Total handsets sold		16,065	17,038	+972	22,800
		LTE	New Xi subscription	3,093	4,007	+913	-
			Change of subscription from FOMA	5,472	4,028	-1,444	-
			Xi handset upgrade by Xi subscribers	1,772	4,184	+2,412	-
		FOMA	New FOMA subscription	2,142	2,003	-138	-
			Changes of subscription from Xi	46	95	+49	-
			FOMA handset upgrade by FOMA subscribers	3,540	2,720	-820	-
	Smartphones sold (thousands)			9,866	10,436	+570	14,100
	Churn rate (%)			0.83	0.67	-0.16	-
	Aggregate ARPU (yen)			4,660	4,390	-270	4,350
		Voice ARPU (yen)		1,450	1,210	-240	1,180
		Packet ARPU (yen)		2,710	2,610	-100	2,600
		Smart ARPU (yen)		500	570	+70	570
	MOU (minutes)			110	111	+1	-

◆ ARPU and MOU calculation methods have been changed beginning with results presentation for the first six months of the fiscal year ending March 31, 2015. Accordingly, the ARPU and MOU data for the first nine months of the fiscal year ended March 31, 2014 have been adjusted to align with the new calculation methods.
◆ For an explanation on ARPU, please see the slide "Definition and calculation methods of ARPU and MOU" in this document. ◆Numbers of subscriptions represent the data as of the end of each period.

34

Principal Services: Miscellaneous Data

FY2014/2Q FY2014/3Q Changes

(1) (2) (2) – (1)

dmarket

dvideo subscriptions (Millions) 4.00 4.30 +0.30

dhits subscriptions (Millions) 2.00 2.45 +0.45

danime store subscriptions (Millions) 1.18 1.47 +0.29

dkids subscriptions (Millions) 0.12 0.28 +0.16

dmagazine subscriptions (Millions) 0.51 1.17 +0.66

docomo Service Pack

Osusume Pack subscriptions (Millions) 3.61 4.21 +0.60

Anshin Pack subscriptions (Millions) 6.58 8.06 +1.48

Other services

Karada-no-kimochi subs (Millions) 0.49 0.57 +0.08

NOTTV subscriptions (Millions) 1.63 1.70 +0.08

Numbers above represent the user count at the end of each quarter

Aggregate ARPU

(Exclusive of “Monthly Support” Impact)

(Yen)

Voice ARPU Packet ARPU Smart ARPU

5,270 5,340 5,370 5,310 5,300 5,230 5,220 5,220

(590) (660) (760) (850) (850) (860) (880) (870)

470 500 510 520 530 560 620 570

2,930 2,970 3,000 3,040 3,040 2,970 2,890 2,960

1,870 1,870 1,860 1,750 1,730 1,700 1,710 1,690

FY13/1Q 2Q 3Q 4Q FY14/1Q 2Q 3Q FY14

full-year forecast

* Numbers in parentheses indicate impact of “Monthly Support” discounts

Smart ARPU is not impacted by “Monthly Support” discounts

ARPU and MOU calculation methods have been changed beginning with the second quarter for the first six months of the fiscal year ending March 31, 2015. Accordingly, the ARPU and MOU data for the fiscal year ended March 31, 2014 and the first quarter of the fiscal year ending March 31, 2015 have been adjusted to align with the new calculation methods.

For an explanation on ARPU, please see the slide “Definition and calculation methods of ARPU and MOU” in this document.

Aggregate ARPU/MOU

Voice ARPU Packet ARPU Smart ARPU (Yen)

4,680 4,680 4,610 4,460 4,450 4,370 4,340 4,350

470 500 510

520 530 560 620 570

2,720 2,720 2,700

2,680 2,670 2,620 2,560 2,600

1,490 1,460 1,400 1,260 1,250 1,190 1,160 1,180

FY13/1Q 2Q 3Q 4Q FY14/1Q 2Q 3Q FY14

full-year

(minutes) MOU 111 110 110 105 103 112 118 forecast

ARPU and MOU calculation methods have been changed beginning with the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU and MOU data for the fiscal year ended March 31, 2014 and the first quarter of the fiscal year ending March 31, 2015 have been adjusted to align with the new calculation methods.

For an explanation on ARPU, please see the slide “Definition and calculation methods of ARPU and MOU” in this document.

Key Indicators

	FY2013/ 1Q-3Q (cumulative)	FY2014/ 1Q-3Q (cumulative)	FY2013	FY2014 (forecast)
Profitability/efficiency indicators				
EBITDA (billions of yen)	1,233.4	1,103.9	1,572.2	1,326.0
EBITDA margin (%)	36.7	33.2	35.2	30.1
Adjusted free cash flow (billions of yen)	86.4	169.5	257.2	160.0
ROE (%) *Net income attributable to NTT DOCOMO, INC/shareholders' equity	7.9	6.9	8.4	7.6
ROCE (%) Operating income before tax/(shareholders' equity + interest bearing liabilities)[*1]	12.0	10.1	14.3	10.8
Safety indicators				
Shareholders' equity ratio (%) *Shareholders' equity/ Total assets	77.2	75.6	75.2	74.5
Debt ratio *Interest bearing liabilities/shareholders' equity	0.040	0.060	0.041	0.075
Interest bearing liabilities/EBITDA multiples	–	–	0.15	0.30
Equity value indicators				
EPS (yen) *Net income attributable to NTT DOCOMO, INC per share	–	–	112.07	104.45
PER *Market capitalization/net income	–	–	14.53	–
PBR *Market capitalization/shareholders' equity	1.28	1.28	1.20	–
Dividend payout ratio (%)	–	–	53.5	62.2
Dividend yield (%) Annual cash dividend per share/Closing share price at end of period	–	–	3.7	–
Market capitalization (billions of yen) Closing share price x number of outstanding shares (excluding treasury stocks) as of the end of the fiscal period	7,153.2	6,950.9	6,750.9	–

* ROE and ROCE are calculated using the average end-of-period shareholders' equity and interest bearing liabilities for the current and previous fiscal periods.

*Adjusted free cash flow excludes the effects from changes in investments derived from purchases, redemption at maturity and disposal of financial instruments held for cash management purposes with original maturities of longer than three months.

* The number of shares as of March 31, 2015 forecast is calculated based on the assumption of conducting share repurchase of 320 million shares (upper limit) for 500 billion yen (upper limit) as resolved by the Board of Directors of the Company on April 25, 2014.

38

NTT

Docomo

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : A part of other operating revenues (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address

Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the

ARPU and MOU calculations.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures (1)

(Billions of yen)

i. EBITDA and EBITDA margin Year ended Nine months ended Nine months ended

March 31, 2014 December 31,2013 December 31,2014

a. EBITDA ¥ 1,572.2 ¥ 1,233.4 ¥ 1,103.9

Depreciation and amortization (718.7) (521.8) (486.9)

Loss on sale or disposal of property, plant and equipment (34.3) (23.0) (29.8)

Operating income 819.2 688.7 587.1

Other income (expense) 13.9 14.9 7.8

Income taxes (308.0) (265.5) (209.0)

Equity in net income (losses) of affiliates (69.1) (12.8) (4.6)

Less: Net (income) loss attributable to noncontrolling interests 8.8 4.9 0.5

b. Net income attributable to NTT DOCOMO, INC. 464.7 430.2 381.9

c. Operating revenues 4,461.2 3,363.6 3,326.8

EBITDA margin (=a/c) 35.2% 36.7% 33.2%

Net income margin (=b/c) 10.4% 12.8% 11.5%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

(Billions of yen)

ii. ROCE after tax effect

Year ended Nine months ended Nine months ended

March 31, 2014 December 31,2013 December 31,2014

a. Operating income ¥ 819.2 ¥ 688.7 ¥ 587.1

b. Capital employed 5,748.0 5,717.7 5,815.4

ROCE before tax effect (=a/b) 14.3% 12.0% 10.1%

Notes:

Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2013 and 2014

Capital employed (for nine months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2014 (or 2013) and December 31, 2014 (or 2013)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the nine months ended December 31,2013 and for the year ended March 31,2014 was 38.1%.

The effective tax rate for the nine months ended December 31,2014 was 35.8%.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures (2)

iii. Free cash flows excluding changes in investments for cash management purposes

(Billions of yen)

Year ended Nine months ended Nine months ended

March 31, 2014 December 31,2013 December 31,2014

Net cash provided by operating activities ¥ 1,000.6 ¥ 662.1 ¥ 697.4

Net cash used in investing activities (703.6) (547.3) (538.4)

Free cash flows 297.1 114.8 159.0

Changes in investments for cash management purposes 39.9 28.4 (10.5)

Free cash flows excluding changes in investments for cash management purposes 257.2 86.4 169.5

Note:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2)If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group,

could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights,

which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

or Company their respective names, product organizations. names, service names, logos and brands included in this document are the trademarks or registered trademarks of NTT DOCOMO, INC.